					Exhibit 99(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$15,891	$19,661	$27,950	$17,786	$16,610	$15,145
Interest applicable to rentals	1,008	977	1,043	910	644	382

Total fixed charges, as defined	16,899	20,638	28,993	18,696	17,254	15,527

Preferred dividends, as defined (a)	1,643	2,898	2,736	1,686	1,545	447

Combined fixed charges and preferred dividends, as defined	$18,542	$23,536	$31,729	$20,382	$18,799	$15,974

Earnings as defined:

Net Income	$16,518	($2,195)	($230)	$7,859	$28,072	15,977
Add:
Provision for income taxes:
Total	11,597	(4,396)	(422)	5,875	16,868	10,713
Fixed charges as above	16,899	20,638	28,993	18,696	17,254	15,527

Total earnings, as defined	$45,014	$14,047	$28,341	$32,430	$62,194	$42,217

Ratio of earnings to fixed charges, as defined	2.66	0.68	0.98	1.73	3.60	2.72

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.43	0.60	0.89	1.59	3.31	2.64

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended December 31, 2002 were not adequate to cover combined fixed charges and preferred dividends by $0.7 million and $3.4 million, respectively.